                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                  ------------

                    Under the Securities Exchange Act of 1934
                    -----------------------------------------
                               (Amendment No. 1)*
                               ------------------

                        HEADWAY CORPORATE RESOURCES, INC.
                       (FORMERLY AFGL INTERNATIONAL, INC.)
                       -----------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    000946103
                                    ---------
                                 (CUSIP Number)

                               Mr. William Austin
                                  212-446-1930
                         ING (U.S.) Capital Corporation
                              135 East 57th Street
                            New York, New York 10022
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                              Walter W. Driver, Jr.
                                 King & Spalding
                           191 Peachtree Street, N.E.
                             Atlanta, Georgia 30303

                       April 15, 1998 through May 15, 1998
                       -----------------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: /_/

Check the following box if a fee is being paid with the Statement. /_/

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)










                               Page 2 of 12 Pages

CUSIP NO. 000946103

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          ING (U.S.) Capital Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  / /
                                                         (b)  /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

 NUMBER OF          7.   SOLE VOTING POWER                    -0-
  SHARES
BENEFICIALLY        8.   SHARED VOTING POWER                  -0-
  OWNED BY
   EACH             9.   SOLE DISPOSITIVE POWER               -0-
 REPORTING
  PERSON
   WITH             10.  SHARED DISPOSITIVE POWER             -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                          / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Not applicable



                               Page 3 of 12 Pages

14.  TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION










                               Page 4 of 12 Pages

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

Item 1.  Security and Issuer

         Item 1 is amended and supplemented by replacing the information previously filed under this item with the following:

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the "Common Stock"), of Headway Corporate Resources, Inc. (formerly AFGL International, Inc.) (the "Issuer"), a Delaware corporation, with its principal executive offices located at 850 Third Avenue, 11th Floor, New York, New York 10002.

         As of November 1, 1996 the corporate structure of the reporting person and its parent companies and affiliates changed. The corporate name of the reporting person, Internationale Nederlanden (U.S.) Capital Corporation, a Delaware corporation, was changed to ING (U.S.) Capital Corporation ("Holder"). Holder entered into a Credit Agreement with the Issuer, as described in the initial 13D filing conducted on June 6, 1996. Simultaneously with entering into the Credit Agreement with the Issuer, the Holder purchased warrants ("Warrants") exercisable for 575,000 shares of Series E Convertible Preferred Stock, par value $0.001 per share ("Series E Preferred Stock") which shares of Series E Preferred Stock were convertible into 575,000 shares of Common Stock of the Issuer. On March 20, 1998, Holder transferred the warrants to a wholly owned subsidiary, ING (U.S.) Investment Corporation, a Delaware corporation, ("U.S. Investments"), having the same business address as Holder. On April 3, 1998, Holder, through its wholly-owned subsidiary U.S. Investments, exercised the Warrants for the Series E Preferred Stock and converted the Series E Preferred Stock into 575,000 shares of Common Stock. The 575,000 shares have been sold as described in item 5 and neither Holder nor U.S. Investments owns any shares of Common Stock of the Issuer.

Item 2.  Identity and Background

         Item 2 is amended and supplemented by replacing the information previously filed under this item with the following:

         Holder is a wholly owned subsidiary of ING (U.S.) Capital Financial Holdings Corporation, f/k/a Internationale Nederlanden (U.S.) Capital Holdings Corporation, ("U.S. Capital Holdings"),




                               Page 5 of 12 Pages
a holding company with subsidiaries engaged principally in the financial services business. U.S. Capital Holdings is organized under the laws of the State of Delaware and its principal executive office is located at 135 East 57th Street, New York, New York 10022. U.S. Capital Holdings is a wholly owned subsidiary of ING (U.S.) Financial Holdings Corporation ("U.S. Holdings"), organized under the laws of the State of Delaware and having its principal executive office at 135 East 57th Street, New York, New York 10022.

         U.S. Holdings is a wholly owned subsidiary of ING Bank N.V. ("INB"). INB is organized under the laws of The Netherlands and has its principal executive offices at De Amesterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. INB is engaged principally in the financial services business.

         INB is a wholly owned subsidiary of ING Groep N.V. ("ING"), a holding company organized under the laws of The Netherlands with subsidiaries engaged principally in the financial services business. ING's principal executive office is located at Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

         Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each executive officer and director of (i) Holder, (ii) U.S. Investments (iii) U.S. Capital Holdings, (iv) U.S. Holdings, (v) INB and (vi) ING.

         During the last five years, none of (i) Holder, (ii) U.S. Investments
(iii) U.S. Capital Holdings, (iv) U.S. Holdings, (v) INB, (vi) ING and (vii) to the best knowledge of Holder, the persons identified in Schedule 1, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended and supplemented by replacing the information previously filed under this item with the following:

         (a) Holder no longer beneficially (as that term is defined in Rule 13d-3 ("Rule 13d-3") under the Act) owns any shares of Common Stock of the Issuer. None of (i) Holder, (ii) U.S. Investments (iii) U.S. Capital Holdings,
(iv) U.S. Holdings, (v) INB, (vi) ING and (vii) to the best knowledge of Holder, the persons identified in Schedule 1 hereto, presently beneficially own any Common Stock of the Issuer.




                               Page 6 of 12 Pages

         (b) Holder has no power to vote or to direct the vote of, or to dispose of or to direct the disposition of, any shares of Common Stock of the Issuer.

         (c) Holder sold in the open market 575,000 shares of Common Stock of the Issuer in the following transactions:

         Date Sold     Number of Shares     Price per share     Total proceeds
         ---------     ----------------     ---------------     --------------
          4/29/98          200,000             $  9.00
                            25,000             $  9.625           $2,040,547

          4/30/98           75,000             $  9.77080         $  732,786

          5/5/98            25,000             $  9.375           $  234,375

          5/12/98           25,000             $ 10.125
                            25,000             $ 10.0625
                            25,000             $ 10.3125          $  767,190

          5/14/98           55,000             $ 11.00            $  605,000

          5/15/98          120,000             $ 11.00            $1,320,000
                           --------                               ----------

           Total           575,000                                $5,699,898
                           --------                               ----------


         Except as indicated herein, no transactions in the shares of Common Stock of the Issuer have been effected by (i) Holder, (ii) U.S. Investments
(iii) U.S. Capital Holdings, (iv) U.S. Holdings, (v) INB, (vi) ING and (vii) to the best knowledge of Holder, the persons identified in Schedule 1 hereto, during the past 60 days.

         (d)      Not applicable

         (e)      Not applicable










                               Page 7 of 12 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 1998

                                        ING (U.S.) CAPITAL CORPORATION

                                        By: /s/ John Lanier
                                           -------------------------------------
                                           Name:   John Lanier
                                           Title:  Vice President











                               Page 8 of 12 Pages

                                   SCHEDULE 1

         Schedule 1 is amended and supplemented by adding to the information previously filed under this item with the following:

         Set forth below is the name and position of each of the executive officers and directors of (i) Holder, (ii) U.S. Investments (iii) U.S. Capital Holdings, (iv) U.S. Holdings, (v) INB and (vi) ING.

         Except as otherwise indicated, the principal occupation of each person listed below is as a Senior Officer of Holder, U.S. Investments, U.S. Capital Holdings, U.S. Holdings, INB and/or ING, as the case may be. Unless otherwise indicated, each person for the U.S. entities is a citizen of the United States and for INB and ING, a citizen of The Netherlands.

         The business address of each person at Holder, U.S. Investments, U.S. Capital Holdings, and U.S. Holdings is 135 East 57th Street, New York, New York 10022. The business address of each person at INB is De Amsterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. The business address of each person at ING is Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

                        ING (U.S.) INVESTMENT CORPORATION

Executive Officers

Name                               Position

Timothy Schantz                    President
William A. Austin                  General Counsel
Joseph Kaminsky                    Senior Vice President

Directors

                                   Principal Occupation
Name                               (if other than as indicated above)

Timothy Schantz


(U.S.)
Bart J. Staal




                               Page 9 of 12 Pages

                         ING (U.S.) CAPITAL CORPORATION

Executive Officers

Name                               Position

Timothy Schantz                    President
Bart Staal (U.S.)                  Chief Executive Officer
Chris Rowland                      Chief Operating Officer

Directors

                                   Principal Occupation
Name                               (if other than as indicated above)

Timothy Schantz                    Director
Bart Staal (U.S.)                  Chairman


                ING (U.S.) CAPITAL FINANCIAL HOLDINGS CORPORATION

Executive Officers

Name                               Position

Timothy Schantz                    President

Directors

                                   Principal Occupation
Name                               (if other than as indicated above)

Timothy Schantz                    Director
Bart Staal (U.S.)                  Director, Chairman










                               Page 10 of 12 Pages

                    ING (U.S.) FINANCIAL HOLDINGS CORPORATION

Executive Officers

Name                               Position

Fernando Gentil                    President
Bart Staal                         Executive Vice President

Directors

                                   Principal Occupation
Name                               (if other than as indicated above)

Fernando Gentil                    Director
Bart Staal                         Director
M. Minderhoud (Netherlands)        Director, Chairman


                                  ING BANK N.V.

Executive Officers

Name                               Position

G.J.A. van der Lugt                Chairman
J.H.M. Lindenbergh                 Member
C. Maas                            Member
M. Minderhoud                      Member

Directors

                                   Principal Occupation
Name                               (if other than as indicated above)

J. W. Berghuis                     Vice Chairman, Executive Board, Koninklijke
                                     Pakhoed N.V.

J. Kamminga                        Chairman of the Board, MKB Nederland;
                                     director of Makelaarskantoor J. Kamminga &
                                     Zonen B.V.

O.H.S. van Royen                   Retired
G. Verhagen                        Retired
P.F. van der Heijden




                               Page 11 of 12 Pages

                                 ING GROEP N.V.

Executive Officers

Name                               Position

A.G. Jacobs                        Chairman
G.J.A. van der Lugt                Vice Chairman
J.H. Holsboer                      Member
H. Huizinga                        Member
E. Kist                            Member
J.H.M. Lindenbergh                 Member
C. Maas                            Member
M. Minderhoud                      Member

Directors

                                   Principal Occupation
Name                               (if other than as indicated above)

J.B. Erbe,                         Retired
  Chairman

L.A.A. van den Berghe              Professor at Erasmus University of Rotterdam,
  (Belgium)                          The Netherlands (Economics and management
                                     of insurance companies)

J.W. Berghuis                      Vice Chairman, Executive Board, Koninklijke
                                     Pakhoed N.V.

J. Kamminga                        Chairman of the Board, MKB Nederland;
                                     director of Makelaarskantoor J. Kamminga &
                                     Zonen B.V.

O.H.A. van Royen                   Retired
J.J. van Rijn                      Retired
G. Verhagen                        Retired
  Vice Chairman
P.F. van der Heijden
M. Ververs                         Chairman of Executive Board, Wolters Kluwer
N.V.
  Vice Chairman









                               Page 12 of 12 Pages